Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 25-03

Silver North Announces Results of AGM

Vancouver, BC, March 27, 2025 – Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF, Frankfurt: I90, “Silver North” or the “Company”) is pleased to announce that all resolutions of the Company’s March 27, 2025 Annual General Meeting were passed with 99% support from shareholders. This includes the re-election of the following directors: Mark T. Brown, Jason Weber, Marc Blythe and Craig Lindsay.  In addition, the shareholders re-appointed DeVisser Gray LLP, Chartered Professional Accountants, as auditor of the Company and approved the Company's rolling incentive stock option plan, subject to TSX Venture Exchange acceptance.

The following officers were re-appointed after the Annual General Meeting: Jason Weber as President & CEO, Rob Duncan as Vice President Exploration, Winnie Wong as Chief Financial Officer and Corporate Secretary.

Under the approved rolling incentive stock option plan, a maximum of 10% of the issued shares will be reserved for issuance under the plan. The plan is subject to TSX Venture Exchange acceptance.

Mark T. Brown, Director and Chair noted that: “Silver North has always had a long term focus on success. We are executing our plan and gaining momentum. With the backing and support of our strong shareholder base we expect 2025 to be another great year for the Company and its shareholders.”

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim Silver Project (under option to Coeur Mining, Inc.).  The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the US under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

To learn more visit: http://www.silvernorthres.com

X: https://X.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.